UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 27, 2013 entitled “Arcos Dorados Announces Acceptance of 7.50% Senior Notes due 2019 in Tender and Early Exchange”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: September 27, 2013

Item 1

FOR IMMEDIATE RELEASE

Arcos Dorados Announces Acceptance of 7.50% Senior Notes due 2019 in Tender and Early Exchange

BUENOS AIRES, Argentina, September 27, 2013 – Arcos Dorados Holdings Inc. (the “Company”) (NYSE: ARCO) announces that it has accepted and exchanged US$89,955,000 of Arcos Dorados B.V.’s outstanding 7.50% Senior Notes due 2019 (the “2019 Existing Notes”) that were tendered prior to the Early Exchange Date (as defined in the Company’s tender and exchange offer and consent solicitation statement dated as of September 10, 2013 (the “Tender and Exchange Offer and Consent Solicitation Statement”)) in response to its previously announced offer to exchange any and all of the 2019 Existing Notes for the Company’s newly issued 6.625% Senior Notes due 2023 (the “New Notes”) (the “Exchange Offer”) and has accepted and purchased US$118,366,000 of 2019 Existing Notes that were tendered prior to the Tender Expiration Date (as defined in the Tender and Exchange Offer and Consent Solicitation Statement) in response to its previously announced offer to purchase for cash any and all of the outstanding 2019 Existing Notes (the “Tender Offer” and, together with the Exchange Offer, the “Tender and Exchange Offer”).

The total aggregate principal amount of the 2019 Existing Notes accepted and exchanged or purchased by the Company on September 27, 2013 is US$208,321,000, representing approximately 67.5% of the outstanding 2019 Existing Notes.

The Company issued US$98,225,000 aggregate principal amount of New Notes, paid US$50,837.50 in cash in lieu of fractional New Notes and paid US$3,298,350.15 in cash for accrued and unpaid interest in exchange for the US$89,955,000 aggregate principal amount of 2019 Existing Notes tendered in the Exchange Offer.  The Company  paid US$128,131,195.00      as tender consideration and paid US$4,340,086.78 in cash for accrued and unpaid interest for the purchase of the US$118,366,000 aggregate principal amount of 2019 Existing Notes tendered in the Tender Offer.

In addition, the Company issued and sold US$375,000,000 aggregate principal amount of 6.625% Senior Notes due 2023 issued by the Company (the “Concurrent New Notes”), resulting in a total aggregate principal amount of New Notes and Existing New Notes outstanding of US$473,225,000. The Concurrent New Notes are fully fungible with and trade under the same CUSIPs as the New Notes. The Concurrent New Notes were offered (the “Concurrent Offering”) in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-US persons in accordance with Regulation S under the Securities Act.

The Exchange Offer is scheduled to expire at 11:59 PM, New York City time, on October 7, 2013, unless extended (the “Exchange Expiration Date”). Withdrawal rights with respect to the Tender Offer, the Exchange Offer and the Consents (as defined below) have expired as scheduled.

Satisfaction of Special Conditions

As of 5:00 PM, New York City time, on September 23, 2013, the Company had received as validly tendered and eligible for purchase or exchange more than US$154,400,000 aggregate principal amount of 2019 Existing Notes in the Tender Offer, the Exchange Offer or both. In addition, as of September 27, 2013, (1) the aggregate amount of New Notes and Concurrent New Notes issued in the Exchange Offer and the Concurrent Offering was greater than US$300,000,000 and the proceeds received by the Company in the Concurrent Offering were greater than the aggregate dollar amount of the amount in cash in US dollars equal to US$1,082.50 for each US$1,000 principal amount of 2019 Existing Notes tendered in the Tender Offer (the “Minimum New Notes Offering Condition”) and (2) the New Notes issued in the Exchange Offer on the Early Exchange Settlement Date (as defined in the Tender and Exchange Offer and Consent Solicitation Statement) were fungible for US federal income tax purposes with the Concurrent New Notes issued in the Concurrent Offering (the “Tax Fungibility Condition”). As a result, pursuant to the terms and conditions described in the Tender and Exchange Offer and Consent Solicitation Statement, the Company has met the Minimum Tender Condition, the Minimum New Notes Offering Condition and the Tax Fungibility Condition (in each case, as defined in the Tender and Exchange Offer and Consent Solicitation Statement).

Consent Solicitation

In conjunction with the Tender Offer and the Exchange Offer, Arcos Dorados B.V. solicited consents (the “Consents”) to certain proposed amendments (the “Proposed Amendments”) to the indenture under which the 2019 Existing Notes were issued (the “Consent Solicitation” and, together with the Tender Offer and the Exchange Offer, the “Tender and Exchange Offer and Consent Solicitation”). The Company has received valid consents from holders of US$208,321,000 aggregate principal amount of the 2019 Existing Notes, representing approximately 67.5% of the outstanding 2019 Existing Notes. Having received the requisite consents in the Consent Solicitation, Arcos Dorados B.V., as issuer, certain subsidiaries of Arcos Dorados B.V., as guarantors, the trustee, registrar, paying agent and transfer agent, and the Luxembourg paying agent have executed a supplemental indenture effecting the Proposed Amendments, which supplemental indenture became effective when the Company purchased or exchanged a majority in aggregate principal amount of the outstanding 2019 Existing Notes on September 27, 2013.

Further Information

The Tender and Exchange Offer and Consent Solicitation is being made only to holders of 2019 Existing Notes who have properly completed, executed and delivered to the information and exchange agent an eligibility letter, whereby such holder has represented to the Company that it is (i) a “qualified institutional buyer,” or “QIB,” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and under applicable state securities laws; or (ii) a “non-US Person” (as defined in Regulation S under the Securities Act) (the “Eligible Holders”), and if in any member state of the European Economic Area which has implemented Directive 2003/71/EC (the “Prospectus Directive,” which term includes amendments thereto, including Directive 2010/73/EU), a “qualified investor” (as defined in the Prospectus Directive).

The NEW notes have not been AND WILL NOT BE registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. THE NEW NOTES ARE BEING ISSUED ONLY TO ELIGIBLE HOLDERS.

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D.F. King & Co., Inc. has been appointed as the information and exchange agent for the Tender and Exchange Offer and Consent Solicitation. Holders may contact the information and exchange agent to request the eligibility letter. Banks and brokers call: (212) 269-5550. All others call toll free: (800) 488-8095. Email: arcosdorados@dfking.com.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Tender Offer and the Exchange Offer are being made solely by the Tender and Exchange Offer and Consent Solicitation Statement and the related letter of transmittal and consent, and only to such persons and in such jurisdictions as are permitted under applicable law.

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About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,971 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of June 2013.

Investor Relations Contact

Sofia Chellew
sofia.chellew@ar.mcd.com
T: +54 11 4711 2515

Cautionary Statement About Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Tender and Exchange Offer and Consent Solicitation and the Concurrent Offering. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the

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results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

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